Exhibit 21

SUBSIDIARIES OF MULTI-COLOR CORPORATION

Subsidiary	State of Incorporation
MCC-Batavia, LLC	Ohio

MCC-Troy, LLC	Ohio

MCC-Uniflex, LLC	Ohio

Laser Graphic Systems, Inc.	Kentucky

MCC-Quick Pak, LLC	Ohio

MCC-Dec Tech, LLC	Ohio

MCC-Norway, Inc.	Michigan

MCC-Wisconsin, LLC	Ohio

MCC-Finance, LLC	Delaware